UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

City of Buenos Aires, May 7, 2014

Ref.: List of Authorities 2014

Ladies and Gentlemen,

Below is the updated list of the Company’s authorities:

  Board Members:

Name	Title	Ternure’s expiraion
Gustavo Mariani	Chairman	12/31/2016
Ricardo Alejandro Torres	Vice-Chairman	12/31/2016
Marcos Marcelo Mindlin	Director	12/31/2014
Damián Miguel Mindlin	Director	12/31/2014
Diego Martín Salaverri	Director	12/31/2015
Marcelo Blanco	Director	12/31/2015
Emmanuel Álvarez Agis	Director	12/31/2014
Lucía Belén Gutiérrez	Director	12/31/2016
Eduardo Pablo Setti	Director	12/31/2015
Héctor Mochón	Director	12/31/2015
Pablo Díaz	Alternate Director	12/31/2015
Alejandro Mindlin	Alternate Director	12/31/2015
Gabriel Cohen	Alternate Director	12/31/2015
Carlos Tovagliari	Alternate Director	12/31/2015
Brian Henderson	Alternate Director	12/31/2014
Carlos Pérez Bello	Alternate Director	12/31/2015
Mariano Batistella	Alternate Director	12/31/2015

  Members of the Supervisory Committee:

Name	Title	Tenure’s expiration
José Daniel Abelovich	Chairman	12/31/2014
Walter Antonio Pardi	Member	12/31/2014
Germán Wetzler Malbrán	Member	12/31/2014
Marcelo Héctor Fuxman	Alternate Member	12/31/2015
Santiago Dellatorre	Alternate Member	12/31/2014
Silvia Rodriguez	Alternate Member	12/31/2016

3.      Members of the Audit Committee

Name	Title	Tenure’s expiration
Marcelo Blanco	Member	12/31/2015
Héctor Mochón	Member	12/31/2015
Lucía Belén Gutierrez	Member	12/31/2016

4.      Independent Auditors:

Andrés Suárez – Auditor

Norberto Fabián Montero  – Alternate Auditor

Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Co-Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.